QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Polymer Group, Inc. 9335 Harris Corners Parkway Suite 300 Charlotte, NC 28269 www.polymergroupinc.com 704-697-5100

PGI Reports Second Quarter and Six-Month Results

For Immediate Release

Wednesday, August 6, 2008

[Charlotte, N.C.]—Polymer Group, Inc. (PGI) (OTC Bulletin Board: POLGA/POLGB) reported results from operations for the second quarter and six-month periods ended June 28, 2008.

Highlights included:

  •
  Sales continued to reach record levels during the quarter, up 7.3% to $290.9 million over the second quarter of 2007 and up 4.9% for the first six months compared to the same period of the prior year.

  •
  Gross profit improved 6.9% over the first quarter of 2008 and 3.6% over the prior year period to $45.9 million for the quarter.

  •
  Net income for the second quarter improved to $2.4 million versus the 2007 amount of $1.2 million. For the first six months of fiscal 2008, net income improved to $3.8 million versus the 2007 amount of $1.5 million.

SECOND QUARTER RESULTS

        Net sales for the second quarter of 2008 were $290.9 million, up $19.9 million or 7.3% compared to $271.0 million in the second quarter of 2007. Sales increased primarily as a result of steps the company has continued to take to mitigate the impact of rising raw material costs through higher selling prices. Price increases and mix improvements contributed $19.5 million to higher sales compared to the second quarter of 2007. Total sales volumes on a comparable basis were down 3.4% compared to the second quarter of 2007, primarily due to lower volumes from exited facilities in the U.S. and Europe in the second half of 2007. Underlying volumes in the U.S. were solid as new industrial programs continued to come on line and hygiene demand remained strong. Additionally, volumes were higher in Latin America as the new line in Argentina ramped up during the quarter, and in Asia as the company's new facility in Suzhou continued to improve compared to the prior year, along with higher hygiene volumes from the specialty chemical bond line at its Foshan location. Changes in foreign currency exchange rates contributed $9.6 million to sales growth during the quarter compared to the same quarter of the prior year.

        Gross profit increased to $45.9 million for the second quarter, an increase of $3.0 million or 6.9% over the first quarter of 2008 and 3.6% over the prior year comparable period. Raw material costs, specifically, polypropylene, increased significantly during the quarter. These cost increases were greater than the increase in selling prices that the company was able to achieve during the same period. As such, profit levels were negatively impacted. The improvement in gross profit was driven primarily by improvements in product mix and lower manufacturing costs in the Nonwovens segment, offset by higher raw material costs in excess of selling price increases, start-up costs associated with capacity installations and lower volumes from consolidated operations. Additionally, depreciation expense was lower in the second quarter of 2008 compared to the second quarter of 2007.

        Operating income for the second quarter of 2008 was $14.4 million compared to $12.9 million in the second quarter of 2007 and $12.1 million in the first quarter of 2008. Included in operating income were special charges of $1.4 million in the second quarter of 2008 primarily associated with European consolidation activities. Special charges amounted to $3.5 million in the second quarter of 2007 and $1.4 million in the first quarter of 2008. Selling, general and administrative (SG&A) expenses were higher compared to the second quarter of 2007 primarily as the result of foreign currency exchange rates and separation costs associated with certain management positions, including the company's former chief financial officer. Non-cash stock compensation expense represented $0.4 million in the most recent quarter, $1.8 million in the first quarter of 2008 and $0.9 million in the second quarter of 2007.

        Polymer Group reported net income for the second quarter of $2.4 million compared to $1.2 million in the second quarter of 2007.

YEAR-TO-DATE RESULTS

        For the six months ended June 28, 2008, sales were $564.6 million, up $26.6 million, or 4.9%, from the same period in 2007. Increases in selling prices attained to mitigate the impact of raw material cost increases was the largest contributor, accompanied by higher volumes in Latin America and Asia and favorable foreign currency translations. These gains were offset by lower volumes in the U.S. and Europe due to plants that were consolidated in the second half of 2007. The company's year-to-date gross profit was $88.8 million compared to $90.3 million the prior year due primarily to higher raw material costs net of selling price increases and lower volumes on a consolidated basis, partially offset by improved product mix in the U.S. and Asia, lower depreciation expense and improved manufacturing efficiencies in the U.S. and Europe.

        Operating income in the first six months of 2008 was $26.5 million compared to $24.6 million for the first six months of the previous year due primarily to the factors discussed above, combined with lower special charges and higher SG&A costs which was negatively impacted by $3.1 million associated with unfavorable foreign currency exchange rates and $1.2 million of increased freight and export costs as volumes increased in Latin America. Additionally, non-cash stock compensation for the first six months which was $2.2 million compared to $1.6 million for the same period the prior year. For the first six months of 2008, the company recognized special charges of $2.8 million, compared to $9.9 million for the first six months of 2007.

        Net income for the first six months of 2008 amounted to $3.8 million compared to $1.5 million for the first six months of 2007.

        Polymer Group's chief executive officer, Veronica (Ronee) M. Hagen, stated, "The underlying performance of the majority of our nonwovens business has been strong. Our business in Asia has improved significantly during the year as high value medical volumes have increased and our U.S. business has improved through new product development and exceptional operating efficiencies. Also, our industrial business in Europe has remained strong and we continue to grow cable volumes. These improvements have been tempered somewhat by start-up issues in Latin America associated with the Reticulon® line in Mexico and the new spunbond line in Argentina and the intensely competitive environment that exists in South America due to new capacity installations into the market. The Oriented Polymers segment has been relatively stable for the first half of 2008 after a tumultuous second half of last year.

        The largest single impact to our business in the second quarter, and expected for the third quarter of 2008, is the dramatic increases we have experienced in raw material costs. Certain raw material prices, specifically polypropylene, have lagged the increase in underlying oil prices and increased dramatically in the recent months. The company is aggressively addressing the situation through a number of initiatives, including the recent global price increase announcements. We believe that these efforts, along with continued improvement in our base business and new capacity expansions, will enable the company to improve profitability in the second half of the year," Hagen said.

ADJUSTED EBITDA

        Adjusted EBITDA, a non-GAAP financial measure defined below, for the second quarter of 2008 was $28.9 million compared to $27.5 million in the first quarter of 2008 and $30.8 for the second quarter of 2007. For the six months ended June 28, 2008, Adjusted EBITDA was $56.4 million compared to $63.6 million for the first half of 2007.

OUTLOOK FOR SECOND HALF OF FISCAL 2008

        The company reported it expects raw material costs to increase significantly in the third quarter based on increases in polypropylene experienced in July. Due to the lag provision that exists in certain customer agreements to pass along such increases and related competitive pressures, the company expects profitability and working capital levels to be negatively impacted in the third quarter. The company expects Adjusted EBITDA for the third quarter to be consistent with second quarter levels. Based on current market expectations for raw materials, the company expects profit improvement in the fourth quarter and Adjusted EBITDA for the second half of 2008 to improve compared to the first half of 2008. However, while the company expects to meet or exceed its revenue growth targets for the year, it does not expect Adjusted EBITDA to be in the previously communicated range of 10%–15% growth compared to fiscal 2007.

        Accordingly, the company has taken steps to lower its capital expenditures for the remainder of the year. Capital expenditures for the second half of 2008 are expected to be less than $20 million, enabling the company to appropriately balance cash flows from operations with capital expenditures.

        Robert Kocourek, chief financial officer, stated, "PGI is intensely focused on proper balance sheet management and we are taking appropriate steps to ensure we remain in a healthy financial position. As raw material cost increases have resulted in higher working capital investment, we have taken steps to reduce or delay our planned cash outflows for capital investment. These are not expected to impact the timing of strategic projects, such as the installation of the new line in Mexico, but will better match cash generated from the business with the timing of investments made for growth."

        The company undertakes no obligation and does not intend to publicly update or revise any forward-looking statement, including projected Adjusted EBITDA and other performance measures for fiscal 2008, whether as a result of new information, future events or otherwise. Although the company believes its current expectations to be based upon reasonable assumptions, it can give no assurance that our expectations will be attained or that actual results will not differ materially.

NON-GAAP FINANCIAL MEASURE

        Adjusted EBITDA (as defined below) is used in this release as a "non-GAAP financial measure," which is a measure of the company's financial performance that is different from measures calculated and presented in accordance with generally accepted accounting principles, or GAAP, within the meaning of applicable Securities and Exchange Commission rules. A non-GAAP financial measure, such as EBITDA or Adjusted EBITDA, should not be viewed as an alternative to GAAP measures of performance such as (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

        As defined in the company's credit agreement, Adjusted EBITDA equals net income (loss) before income and franchise tax expense (benefit), interest expense net, depreciation and amortization, minority interests net of cash distributions, write-off of loan acquisition costs, non-cash compensation, foreign currency gain and losses, net, and special charges net of unusual or non-recurring gains. The company presents Adjusted EBITDA, as defined in its credit facility, as the measurement used as a basis for determining our compliance with several covenants thereunder. It is also generally consistent with the metric used by management as a performance measurement for certain performance-based incentive compensation plans. In addition, the company considers Adjusted EBITDA an important supplemental measure of our performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. The company has conformed its definition of Adjusted EBITDA this period to the definition in its senior secured credit facility as the company believes such measurement is more relevant to evaluating the results of the business.

        Included in this release is a reconciliation of net income to Adjusted EBITDA, which illustrates the differences in these measures of operating performance.

        Polymer Group, Inc., one of the world's leading producers of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The company operates 18 manufacturing and converting facilities in 8 countries throughout the world.

Safe Harbor Statement

        Except for historical information contained herein, the matters set forth in this press release are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements speak only as of the date of this release. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; substantial debt levels and potential inability to maintain sufficient liquidity to finance the company's operations and make necessary capital expenditures; inability to meet existing debt covenants; information and technological advances; changes in environmental laws and regulations; cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers; changes in selling prices to customers which are based, by contract, on an underlying index; domestic and foreign competition; reliance on major customers and suppliers; inability to achieve successful or timely start-up on new or modified production lines; achievement of objectives for strategic acquisitions and dispositions; and risks related to operations in foreign jurisdictions. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company's Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

For further information, please contact:

  Dennis Norman
  Vice President—Strategy & Corporate Development
  (704) 697-5186
  normand@pginw.com

 POLYMER GROUP, INC.
Consolidated Statements of Operations (Unaudited)
Three Months Ended June 28, 2008,
Three Months Ended March 29, 2008, and
Three Months Ended June 30, 2007
(In Thousands, Except Per Share Data)

	Three Months Ended June 28, 2008	Three Months Ended March 29, 2008	Three Months Ended June 30, 2007
Net sales	$290,873	$273,773	$271,015
Cost of goods sold	244,986	230,867	226,727

Gross profit	45,887	42,906	44,288
Selling, general and administrative expenses	30,675	30,700	28,268
Special charges, net	1,388	1,363	3,520
Foreign currency gain, net	(561)	(1,292)	(398)

Operating income	14,385	12,135	12,898
Other expense:
Interest expense, net	7,958	8,707	8,087
Other loss, net	319	487	403

Income before income tax expense and minority interests	6,108	2,941	4,408
Income tax expense	3,545	1,624	2,521
Minority interests, net of tax	183	(107)	644

Net income	$2,380	$1,424	$1,243

Average common shares outstanding	19,286	19,197	19,300
Income per common share:
Basic	$0.12	$0.07	$0.06

Diluted	$0.12	$0.07	$0.06

 POLYMER GROUP, INC.
Consolidated Statements of Operations (Unaudited)
Six Months Ended June 28, 2008 and
Six Months Ended June 30, 2007
(In Thousands, Except Per Share Data)

	Six Months Ended June 28, 2008	Six Months Ended June 30, 2007
Net sales	$564,646	$538,052
Cost of goods sold	475,853	447,726

Gross profit	88,793	90,326
Selling, general and administrative expenses	61,375	56,710
Special charges, net	2,751	9,897
Foreign currency gain, net	(1,853)	(900)

Operating income	26,520	24,619
Other expense (income):
Interest expense, net	16,665	16,221
Other (gain) loss, net	806	(1,399)

Income before income tax expense and minority interests	9,049	9,797
Income tax expense	5,169	7,110
Minority interests, net of tax	76	1,154

Net income	$3,804	$1,533

Average common shares outstanding	19,255	19,282
Income per common share:
Basic	$0.20	$0.08

Diluted	$0.20	$0.08

 POLYMER GROUP, INC.
Condensed Consolidated Balance Sheets (Unaudited)
(In Thousands)

	June 28, 2008	December 29, 2007
ASSETS
Current assets:
Cash and cash equivalents	$27,147	$31,698
Accounts receivable, net	158,361	139,505
Inventories	146,999	139,726
Other	34,591	28,906

Total current assets	367,098	339,835
Property, plant and equipment, net	394,561	395,394
Intangibles and loan acquisition costs, net	8,408	9,341
Other assets	10,277	6,101

Total assets	$780,344	$750,671

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$164,086	$150,365
Current portion of long-term debt and short-term borrowings	15,777	11,444
Other	2,293	2,069

Total current liabilities	182,156	163,878
Long-term debt	406,827	415,514
Other noncurrent liabilities	56,719	53,002

Total liabilities	645,702	632,394
Minority interests	19,821	19,745
Shareholders' equity	114,821	98,532

Total liabilities and shareholders' equity	$780,344	$750,671

 POLYMER GROUP, INC.
Selected Financial Data (Unaudited)
(In Thousands)

	Three Months Ended June 28, 2008	Three Months Ended March 29, 2008	Three Months Ended June 30, 2007
Selected Financial Data
Depreciation and amortization expense included in operating income	$12,724	$12,788	$14,356
Noncash compensation costs included in operating income	$352	$1,849	$897
Amortization of loan acquisition costs	$346	$345	$344
Capital expenditures	$8,332	$12,579	$9,347
Special charges, net
Asset Impairment charges	$—	$—	$335
Restructuring and plant realignment costs	1,398	1,352	3,068
Other	(10)	11	117

	$1,388	$1,363	$3,520
Adjusted EBITDA
The following table reconciles Adjusted EBITDA to net income for the periods presented:
Net income	$2,380	$1,424	$1,243
Income & franchise tax expense	4,167	2,237	2,609
Interest expense, net	7,958	8,707	8,087
Depreciation and amortization included expense in operating income	12,724	12,788	14,356
Minority interests, net of tax & cash disbursements	183	(107)	644
Non-cash compensation	352	1,849	897
Foreign currency gain, net	(1,268)	(991)	(207)
Special charges, net	1,388	1,363	3,520
Other charges (gains), net	1,050	198	(311)

Adjusted EBITDA	$28,934	$27,468	$30,838

	Six Months Ended June 28, 2008	Six Months Ended June 30, 2007
Selected Financial Data
Depreciation and amortization expense included in operating income	$25,512	$28,560
Noncash compensation costs included in operating income	$2,201	$1,608
Amortization of loan acquisition costs	$691	$689
Capital expenditures	$20,911	$20,310
Special charges, net
Asset Impairment charges	$—	$335
Restructuring and plant realignment costs	2,750	9,275
Other	1	287

	$2,751	$9,897
Adjusted EBITDA
The following table reconciles Adjusted EBITDA to net income for the periods presented:
Net income	$3,804	$1,533
Income & franchise tax expense	6,404	7,670
Interest expense, net	16,665	16,221
Depreciation and amortization included expense in operating income	25,512	28,560
Minority interests, net of tax & cash disbursements	76	(726)
Non-cash compensation	2,201	1,608
Foreign currency gain, net	(2,259)	(749)
Special charges, net	2,751	9,897
Other charges (gains), net	1,248	(440)

Adjusted EBITDA	$56,402	$63,574

QuickLinks

  Exhibit 99.1
POLYMER GROUP, INC. Consolidated Statements of Operations (Unaudited) Three Months Ended June 28, 2008, Three Months Ended March 29, 2008, and Three Months Ended June 30, 2007 (In Thousands, Except Per Share Data)
POLYMER GROUP, INC. Consolidated Statements of Operations (Unaudited) Six Months Ended June 28, 2008 and Six Months Ended June 30, 2007 (In Thousands, Except Per Share Data)
POLYMER GROUP, INC. Condensed Consolidated Balance Sheets (Unaudited) (In Thousands)
POLYMER GROUP, INC. Selected Financial Data (Unaudited) (In Thousands)